Exhibit 21

LIST OF SUBSIDIARIES

Name	Place of incorporation and kind of legal entity	Principal activities	Particulars of registered/ paid up share capital	Effective interest held

Alpha Wellness Limited	Hong Kong, a limited liability company	Investment holding	300,000 issued shares of HK$1 each	100%

Guangzhou Xiao Xiang Health Industry Co. Ltd	The PRC, a limited liability company	Sales of healthcare products	RMB 8,300,000	100%